UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              Corning Incorporated
                       (Name of Subject Company (Issuer))

                              Corning Incorporated
                        (Name of Filing Person (Issuer))

             ZERO COUPON CONVERTIBLE DEBENTURES DUE NOVEMBER 8, 2015
                         (Title of Class of Securities)

                                   219350 AJ 4
                      (CUSIP Number of Class of Securities)

                                William D. Eggers
                            Senior Vice President and
                                 General Counsel
                              Corning Incorporated
                              One Riverfront Plaza
                             Corning, New York 14831
                                 (607) 974-9000



     ___ Check the box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,596
Date Filed: May 7, 2003

Filing Party: Corning Incorporated SEC File No. 005-19283
Form or Registration No.: Schedule TO-I

     _X_  Check  the  box  if  the   filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     ___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___ Third-party tender offer subject to Rule 14d-l.

     _X_ Issuer tender offer subject to Rule 13e-4.

     ___ Going-private transaction subject to Rule 13e-3.

     ___ Amendment to Schedule l3D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: _X_

                    INTRODUCTORY STATEMENT TO AMENDMENT NO. 3

     This Amendment No. 3 to Tender Offer Statement on Schedule TO dated as of June 11, 2003, relates to an offer by Corning Incorporated ("Corning"), a New York corporation, to purchase for cash up to $834,000,000 aggregate principal amount at maturity of its Zero Coupon Convertible Debentures due November 8, 2015 (the "Notes") at a purchase price of not greater than $750 nor less than $725 per $1,000 principal amount at maturity of the Notes. This amount includes 2% of the outstanding principal amount at maturity of the Notes in addition to the principal amount at maturity originally sought in the offer. Reference to a
Note in the singular refers to a Note representing $1,000 principal amount at maturity.

     This Amendment No. 3 to Tender Offer Statement on Schedule TO is being filed by Corning and amends and supplements certain provisions of Corning's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 7, 2003, as amended on May 20, 2003 and June 5, 2003 (as amended and supplemented, the "Schedule TO") and Corning's offer for the Notes set forth in the Offer to Purchase for Cash Up to $800,000,000
Aggregate Principal Amount at Maturity of its Outstanding Zero Coupon Convertible Debentures Due November 8, 2015 (CUSIP No. 219350 AJ 4) (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal, as amended (as amended and supplemented, the "Letter of
Transmittal") which, together with the Offer to Purchase, constitute the "Offer") and both of which are filed as Exhibits to the Schedule TO with the SEC. The Offer expired at 12:00 midnight, Eastern Time, on June 4, 2003. The Schedule TO, as amended and supplemented hereby, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The Offer expired at 12:00 midnight, Eastern Time, on Wednesday, June 4, 2003. Approximately $848 million aggregate principal amount at maturity of the Notes were validly tendered and not withdrawn, at or below the purchase price in the Offer. Corning has accepted for purchase $834 million aggregate principal amount at maturity of the validly tendered and not withdrawn Notes at a purchase price of $747.50 per $1,000 principal amount at maturity of Notes. Because more of the Notes were validly tendered at or below the purchase price and not withdrawn, Corning will purchase, on a prorated basis, 98.34% of the Notes. Payment for the Notes accepted for purchase, and return of all other Notes tendered but not accepted is expected to occur by June 12, 2003. On June 11, 2003 Corning issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to add Exhibit (a)(5)(D) as follows:

(a)(l)(A) Offer to Purchase, dated May 7, 2003.*

(a)(l)(B) Revised form of Letter of Transmittal, including taxpayer I.D. guidelines.**

(a)(1)(C) Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A) Summary Advertisement.*

(a)(5)(B) Press Release issued by Corning on May 6, 2003.*

(a)(5)(C) Press Release issued by Corning on June 5, 2003, regarding preliminary results of the tender offer.***

(a)(5)(D) Press Release issued by Corning on June 11, 2003, regarding final results of the tender offer.

(b)(1)    Not applicable

(d)       Not applicable.

(g)       Not applicable.

(h)       Not applicable.


* Previously filed with Corning's Schedule TO, filed with the Commission on May 7, 2003.
** Previously filed with Corning's Amendment No. 1 to Schedule TO, filed with the Commission on May 20, 2003.
*** Previously filed with Corning's AmendmentNo. 2 to Schedule TO, filed with the Commission on June 5, 2003.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CORNING INCORPORATED

                              By: /s/ Mark S. Rogus
                              -------------------------------------
                              Name:  Mark S. Rogus
                              Title:  Vice President and Treasurer


Dated: June 11, 2003

                                INDEX TO EXHIBITS

Exhibit No. Description

(a)(l)(A) Offer to Purchase, dated May 7, 2003.*

(a)(l)(B) Revised form of Letter of Transmittal, including taxpayer I.D. guidelines.**

(a)(1)(C) Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A) Summary Advertisement.*

(a)(5)(B) Press Release issued by Corning on May 6, 2003.*

(a)(5)(C) Press Release issued by Corning on June 5, 2003, regarding preliminary results of the tender offer.***

(a)(5)(D) Press Release issued by Corning on June 11, 2003, regarding final results of the tender offer.

(b)(1)    Not applicable

(d)       Not applicable.

(g)       Not applicable.

(h)       Not applicable.

* Previously filed with Corning's Schedule TO, filed with the Commission on May 7, 2003.
** Previously filed with Corning's Amendment No. 1 to Schedule TO, filed with the Commission on May 20, 2003.
*** Previously filed with Corning's AmendmentNo. 2 to Schedule TO, filed with the Commission on June 5, 2003.

FOR IMMEDIATE RELEASE -- JUNE 11, 2003




Media Relations Contact:                    Investor Relations Contact:
Daniel F. Collins                           Kenneth C. Sofio
(607) 974-4197                              (607) 974-7705
collinsdf@corning.com                       sofiokc@corning.com



                 Corning Announces Final Results of Tender Offer


CORNING, N.Y. -- Corning Incorporated (NYSE:GLW) today announced the final results of its previously announced modified Dutch auction tender for its outstanding zero coupon convertible debentures. The offer expired at midnight, Eastern Time, on June 4, 2003.

     Corning has accepted for purchase $834 million aggregate principal amount at maturity of debentures validly tendered and not withdrawn at a purchase price of $747.50 per $1,000 of principal amount at maturity. Because more than $834 million principal amount of debentures were validly tendered and not withdrawn, Corning will purchase, on a prorated basis, 98.34% of the debentures tendered at or below the purchase price.

The purchase price applies to all debentures accepted for payment pursuant to the offer. The cash payment required to complete the tender is $623.4 million. Payment for the debentures accepted for purchase is expected to occur by June 12, 2003. All debentures not accepted for payment will be promptly returned to holders.

J.P. Morgan Securities Inc. and Banc of America Securities LLC acted as joint dealer managers for the tender offer. Georgeson Shareholder Communications Inc. served as information agent and Alpine Fiduciary Services, Inc. as depositary.

Corning Announces Final Results of Tender Offer
Page Two


About  Corning   Incorporated
Established   in  1851,   Corning   Incorporated   (www.corning.com)   creates
leading-edge technologies that offer growth opportunities in markets that fuel the world's economy. Corning manufactures optical fiber, cable, hardware and equipment in its Telecommunications segment. Corning's Technologies segment manufactures high-performance display glass, and products for the environmental, life sciences, and semiconductor markets.

Forward-Looking   and  Cautionary   Statements
This press release containsforward-looking statements that involve a variety of business risks and other uncertainties that could cause actual results to differ materially. These risks and uncertainties include the possibility of changes or fluctuations in global economic conditions; currency exchange rates; product demand and industry capacity; competitive products and pricing; availability and costs of critical components and materials; new product development and commercialization; order activity and demand from major customers; capital spending by larger customers in the telecommunications industry and other business segments; the mix of sales between premium and non-premium products; possible disruption in commercial activities due to terrorist activity and armed conflict; ability to obtain financing and capital on commercially reasonable terms; acquisition and divestiture activities; the level of excess or obsolete inventory; the ability to enforce patents; product and components performance issues; and litigation. These and other risk factors are identified in Corning's filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the day that they are made, and Corning undertakes no obligation to update them in light of new information or future events.

THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF CORNING'S ZERO COUPON CONVERTIBLE DEBENTURES.